NEWS RELEASE

Crosshair Drills 0.16% eU3O8 over 15.5 Feet at Juniper Ridge

Dated: June 29th, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce the first set of results from the ongoing drill program on the Juniper Ridge Uranium Project in southwest Wyoming. The 2011 program is designed to confirm historical results, which indicated that the Project was amenable to an open-pit, heap leach operation. Results have now been verified for the first 57 holes and are similar in grade and thickness to the historical results.  Highlights include:

Drill Hole	From (feet)	To (feet)	Length (feet)	% eU3O8 *
JR-11-201	37.5	48.5	11.0	0.186
and	102.5	118.0	15.5	0.158
and	134.0	148.0	14.0	0.057
and	154.5	160.0	5.5	0.526
JR-11-301	26.5	36.5	10.0	0.046
JR-11-308	129.0	133.5	4.5	0.133
and	139.0	142.0	3.0	0.104
JR-11-317	62.0	71.0	9.0	0.069
and	114.5	119.5	5.0	0.121
JR-11-320	26.5	32.5	6.0	0.092
JR-11-392	115.0	120.5	5.5	0.099
JR-11-397	107.0	117.0	10.0	0.169
and	145.0	148.5	3.5	0.202
NOTE: Holes not drilled in numerical sequence.

“We are pleased to see our first set of drill results returning similar mineralization as was historically reported,” says Stewart Wallis, P.Geo., President and CEO. “Even more exciting is that many of the holes have multiple uranium intercepts. Drilling is continuing to explore the historical mineralization as the drills move to the north and east.”

These results are from the western portion of the project and fall within the area of the historical uranium resource. All holes are vertical and the thicknesses above are approximately true width.  The goal of the current drill program is to confirm and expand the historical uranium resource into a National Instrument (NI) 43-101 compliant resource.

Complete geophysical probe highlights and a drill plan map can be found on the Crosshair website at: http://www.crosshairexploration.com/s/JuniperRidge.asp. Composite results are based on a minimum 0.02% eU3O8 and a grade x thickness (GT) of 0.1.

Juniper Ridge contains a historical geological resource of 5.2 million tons grading 0.067% U3O8 for a total 6.97 million pounds of uranium. The historical resource estimate for the Juniper Ridge Uranium Project was completed by AGIP Mining Company in 1986, prior to the implementation of NI 43-101 and is not compliant with current accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy. The resource was based on half-foot interval gamma logs using a tonnage factor of 17.0 cubic feet per short ton, and cut-offs of 0.03% eU3O8 over a minimum 2.0 foot interval (0.06 GT). The resource was estimated using the polygonal method with a maximum 50 foot radius. Given the quality of the historic work completed on the Property, Crosshair believes the resource estimate to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources or mineral reserves as defined in NI 43-101, and Crosshair is not treating the historic resources as current. Therefore, the historical resource estimate should not be relied upon

* These grades are reported as equivalent uranium (eU3O8) as determined by downhole radiometric logging equipment. The logging was carried out by independent contractor, Century Wireline Services of Tulsa, Oklahoma. Results of the eU3O8 reported in this release have been determined using a USAT tool which is a more accurate tool for determining the uranium content than the conventional gross gamma tools in situations where the uranium may be in disequilibrium.  Gross gamma tools measure total gamma radiation and may measure daughter products that are not directly related to the in-situ uranium content. The use of the USAT tool eliminates the need for chemical assays to determine that the uranium is in equilibrium and that total gamma readings represent uranium content.

The Juniper Ridge drilling program is carried out under the direction of Dr. Tom Bell CPG, a Qualified Person as defined by NI 43-101. Stewart Wallis, P.Geo. President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada. Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. Drilling programs are planned for all these projects this summer. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the size and timing of the new resource estimate, the details of the drill program, the exploration potential of the Company's properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates
This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.  National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.